Exhibit 99.1

Odds Holdings, Inc.
Financial Statements
For the year ended December 31, 2024

Independent Auditor’s Report

The Board of Directors
Odds Holdings, Inc.
Delaware
United States of America

Opinion

We have audited the consolidated financial statements of Odds Holdings Inc and its subsidiaries (the Company), which comprise the consolidated balance sheet as of December 31, 2024, and the related consolidated statements of operations, changes in shareholders’ deficit, and cash flows for the year then ended, and the related notes to the consolidated financial statements.

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern within one year after the date that the consolidated financial statements are available to be issued.

Auditor’s Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the consolidated financial statements.

In performing an audit in accordance with GAAS, we:

•Exercise professional judgment and maintain professional skepticism throughout the audit.
•Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements.
•Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. Accordingly, no such opinion is expressed.
•Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the consolidated financial statements.
•Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control-related matters that we identified during the audit.

/s/ BDO LLP

BDO LLP

London, United Kingdom
August 14, 2025

ODDS HOLDINGS, INC.
Consolidated Balance Sheet
(USD in thousands)

	NOTE	As at December 31, 2024
ASSETS
Current assets
Cash and cash equivalents	5	1,141
Trade and other receivables	6	953
Other receivables from related parties	10	1,673
Other current assets	7	127
Total current assets		3,894

Non-current assets
Deferred tax asset	11	208
Intangible assets	8	354
Total non-current assets		562
Total assets		4,456

LIABILITIES and SHAREHOLDERS' DEFICIT
Liabilities
Current liabilities
Trade payables and accrued liabilities	9	893
Payroll and other indirect tax liability	9	2,521
Deferred revenue	3	2,802
Income tax liability	11	2,256
Total liabilities		8,472

Commitments and contingencies	15

Shareholders' deficit
Common shares, no par value, 20,000,000 authorized, 16,641,913 issued and outstanding	12	—
Additional paid-in capital	12	242
Accumulated deficit		(4,258)
Total shareholders' deficit		(4,016)
Total liabilities and shareholders' deficit		4,456

The accompanying notes are an integral part of these financial statements.

ODDS HOLDINGS, INC.
Consolidated Statements of Operations
(USD in thousands)

	Notes	Year Ended December 31, 2024
Revenue	3	25,131
Cost of revenue		(2,627)
Gross profit		22,504
Sales and marketing expenses	4	(5,313)
Technology expenses	4	(3,992)
General and administrative expenses	4	(5,334)
Expected credit losses		(67)
Operating profit		7,798
Finance income		31
Finance expenses		(4)
Income before income taxes and loss from investment in equity affiliate		7,825
Income tax charge	11	(2,087)
Loss from investment in equity affiliate		(56)
Net income		5,682
The accompanying notes are an integral part of these financial statements.

ODDS HOLDINGS, INC.
Consolidated Statements of Changes In Shareholders' Deficit
(USD in thousands)

	Common shares	Additional paid-in capital	Accumulated deficit	Total shareholders' deficit
Balance at January 1, 2024	—	120	(1,666)	(1,546)
Stock-based compensation	—	103	—	103
Exercise of options	—	19	—	19
Dividends	—	—	(8,274)	(8,274)
Net income for the year	—	—	5,682	5,682
Balance at December 31, 2024	—	242	(4,258)	(4,016)
The accompanying notes are an integral part of these financial statements.

ODDS HOLDINGS, INC
Consolidated Statement of Cash Flows
(USD in thousands)

Year Ended December 31, 2024
Operating activities
Net income	5,682
Adjustments to reconcile net income to net cash provided by operating activities:
Amortization	27
Movement in credit loss allowances and write offs	67
Deferred income taxes	(12)
Stock-based compensation	103
Loss on investment in equity affiliate	56
Changes in current assets and current liabilities
Trade and other receivables	(2,183)
Trade and other payables	2,400
Income taxes	2,099
Deferred revenue	899
Net cash provided by operating activities	9,138
Investing activities
Investment in equity affiliate	(56)
Acquisition of intangible assets	(26)
Net cash used in investing activities	(82)
Financing activities
Exercise of options	19
Dividends paid	(8,274)
Net cash used in financing activities	(8,255)
Net movement in cash and cash equivalents	801
Cash and cash equivalents at the beginning of the year	340
Cash and cash equivalents at the end of the year	1,141

Supplemental cash flow information:
Interest paid	4
Income tax paid	5
The accompanying notes are an integral part of these financial statements.

Odds Holdings, Inc.
Notes to Consolidated Financial Statements
(USD in thousands, except share and per-share amounts)

NOTE 1. ORGANIZATION AND BUSINESS OPERATIONS

Odds Holdings, Inc. is a private company incorporated in Delaware, USA. The registered address is 108 Lakeland Avenue, Dover, Kent, 19901, USA. The holding Company was incorporated in November 2023.

OddsJam, Inc., a 100% subsidiary of Odds Holdings, Inc., was incorporated in April 2021 in Delaware, USA and has a registered office is 651 N Broad St, Suite 206, Middletown, New Castle, 19709, USA.

OpticOdds, Inc., a 100% subsidiary of Odds Holdings, Inc., was incorporated in September 2023 in Delaware, USA and has a registered office is 651 N Broad St, Suite 206, Middletown, New Castle, 19709, USA.

Odds Holdings, Inc. and its wholly owned subsidiaries (collectively, the "Company") are fast growing providers in the odds comparison and betting tools market. It delivers real time betting odds information to users via a consumer-facing website and app. The principal focus is sports betting and fantasy sports.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying consolidated financial statements are presented in conformity with accounting principles generally accepted in the United States of America (“GAAP”) and pursuant to the rules and regulations of the U.S. Securities and Exchange Commission ("SEC").

Principles of Consolidation

The accompanying consolidated financial statements include the financial statements of Odds Holdings, Inc. and its wholly owned subsidiaries: OddsJam, Inc., and OpticOdds, Inc.. All intercompany balances and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of the consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of expenses during the reporting period. Estimates are based upon historical factors, current circumstances and the experience and judgment of management. Management evaluates its assumptions and estimates on an ongoing basis. Actual results could differ from those estimates.

The critical accounting estimates and judgments that the Company believes to have the most significant impact on the financial statements are business combination accounting, fair value of stock-based compensation and income tax. Details on accounting basis and estimates used are described below in the dedicated paragraphs.

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents.

Allowance for Uncollectible Accounts

The Company provides an allowance for estimated losses on uncollectible accounts receivable. The allowance is based upon the Company's historical credit loss experience, adjusted for forward-looking factors specific to its the debtors and economic environment. If amounts become uncollectible, they will be charged to operations when that determination is made. The allowance for uncollectible accounts was $23 as of December 31, 2024.

Intangible assets

An intangible asset is recognized if it is probable that the expected future economic benefits that are attributable to the asset will flow to the Company and the cost of the asset can be measured reliably. Intangible assets are initially measured at cost. The cost comprises its purchase price and any directly attributable cost of preparing the asset for its intended use.

Intangible assets other than goodwill

Intangible assets are amortized straight-line over the estimated useful life of 5 years.

The Company reviews its intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an intangible asset may not be recoverable. The intangible asset would be impaired if the carrying amount of the intangible asset exceeded its undiscounted future net cash flows. If, and when an impairment is determined, the actual impairment recognized is the difference between the carrying amount and the fair value as estimated using one of the following approaches: income, cost and/or market. In the event of an impairment, a loss is recorded in the Consolidated Statements of Operations based on the amount by which the carrying amount exceeds the fair value of the long-lived asset or asset group. As of December 31, 2024, the Company did not incur any impairment charges related to intangible assets based on the Company's impairment analysis.

Assets which are to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell. Fair value, using the income approach, is determined primarily using a discounted cash flow model that uses the estimated cash flows associated with the asset or asset group under review, discounted at a rate commensurate with the risk involved. Fair value, utilizing the cost approach, is determined based on the replacement cost of the asset reduced for, among other things, depreciation and obsolescence. Fair value, utilizing the market approach, benchmarks the fair value against the carrying amount.

Goodwill

Goodwill represents the excess purchase price over the estimated fair value of the net assets acquired in a business combination. The Company may elect to perform a qualitative assessment when it is more likely than not that the fair value of a reporting unit is higher than its carrying value. If the Company determines that it is more likely than not that the fair value is less than the carrying value, a quantitative goodwill impairment test is performed to determine the fair value of the reporting unit. The fair value of a reporting unit is determined using either the income approach utilizing estimates of discounted future cash flows or the market approach utilizing recent transaction activity for comparable properties. These approaches are considered Level 3 fair value measurements. If the carrying amount of the reporting unit exceeds its fair value, an impairment loss is recognized in an amount equal to that excess, limited to the total amount of goodwill allocated to that reporting unit. As of December 31, 2024, the Company did not incur any impairment charges related to goodwill based on the Company's impairment analysis.

Revenue Recognition

Subscription

The Company generates revenue primarily from data subscriptions and content syndication whereby a customer subscribes to these services over a period of time. We consider each subscription to be a separate performance obligation. We satisfy our performance obligation, and revenue from these services is recognized, on a straight-line basis over the subscription period. The Company records deferred revenue upon execution of subscriptions when the subscription plan requires upfront payment.

Adjustments to gross subscription revenue may arise due to customer refunds and payment chargebacks either at the time of sale or retroactively. These adjustments are accounted for in the same period in which the revenue is recognized. The Company only offers the right for refund to customers that were charged after subscription trial ending. The request for cancellation and refund after subscription trial ending should be done within 12 hours after customer's account has been charged.

The Company estimates expected refunds based on historical data. These estimates are updated and provided at each reporting date. A refund liability is recorded for the amount expected to be refunded, with a corresponding reduction in revenue.

Performance marketing

The Company generates a portion of its revenue from commissions derived from referrals of online gamblers to online gambling operators. Depending on the customer, commission revenue may be earned in the form of ongoing revenue-share fees, one-time fee for each acquired player or both, which is referred to as hybrid.

Within performance marketing, we consider each referred player to be a separate performance obligation. The performance obligation is satisfied at the point in time when the referral is accepted by the relevant online gambling operator. Revenue share fees for each referred player are considered variable consideration and are only recognized to the extent it is probable that no significant reversal of cumulative revenue recognized for the referral will occur when the ultimate fees are known.

Sales Taxes Collected from Customers

The Company elected to exclude from the transaction price all amounts collected from customers for sales taxes. These taxes are assessed by a governmental authority and imposed on and concurrent with a specific revenue-producing transaction. As such, the Company presents sales taxes collected as a liability until they are remitted to the relevant tax authority.

Accordingly, revenue is recognized net of any sales tax or similar amounts collected from customers and remitted to taxing authorities.

Cost of Revenue

Cost of revenue are costs considered directly attributable to the generation of revenue and include, in relation to the generation of performance marketing revenue, fees incurred as part of agreements with media partners and, in relation to the generation of subscription revenue, payment processing fees and hosting fees. Such expenses are recognized as incurred.

Stock-based compensation

The Company records stock-based compensation awards exchanged for employee services at fair value on the date of the grant and expenses the awards in the Consolidated Statements of Operations over the requisite employee service period on a straight-line basis. The Company utilizes the Black Scholes Model to estimate grant date fair value. The Company recognizes forfeitures as they occur.

Income Taxes

The Company accounts for income taxes under ASC 740, “Income Taxes” (“ASC 740”). ASC 740 requires the recognition of deferred tax assets and liabilities for both the expected impact of differences between the financial statement and tax basis of assets and liabilities and for the expected future tax benefit to be derived from tax loss and tax credit carry forwards. ASC 740 additionally requires a valuation allowance to be established when it is more likely than not that all or a portion of deferred tax assets will not be realized. For the year ended December 31, 2024, no valuation allowance against the deferred tax assets is applicable.

ASC 740, “Income Taxes” (“ASC 740”) clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements and prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. The Company recognizes accrued interest and penalties related to unrecognized tax benefits as income tax expense. There were no unrecognized tax benefits and no amounts accrued for interest and penalties as of December 31, 2024. The Company is currently not aware of any issues under review that could result in significant payments, accruals or material deviation from its position. The Company is subject to income tax examinations by major taxing authorities since inception.

Business Combination

The Company is required to allocate the fair value of purchase consideration to the assets acquired, liabilities assumed based on their estimated fair values as of the acquisition date. The excess of the fair value of purchase consideration over the fair values of these identifiable assets and liabilities is recorded as goodwill based on the expected benefit from the business combination. Allocation of purchase consideration to identifiable assets and liabilities affects the amortization expense, as acquired finite-lived intangible assets are amortized over the useful life, whereas any indefinite-lived intangible assets, including goodwill, are not amortized. During the measurement period, which is not to exceed one year from the acquisition date, the Company may record adjustments to the assets acquired and liabilities assumed, with the corresponding offset to goodwill. Upon the conclusion of the measurement period, any subsequent adjustments are recorded to the statement of operations. Acquisition-related expenses are recognized separately from business combinations and are expensed as incurred. No adjustments were recorded in 2024 related to the business combination that was completed in 2023.

Concentration of Credit Risk

Credit risk is the financial loss if a customer or counterparty to financial instruments fails to meet its contractual obligations. Credit risk arises from our cash, cash equivalents and trade receivables. The concentration of our credit risk is considered by counterparty and geography. The Company gives a careful consideration to which organizations the Company uses for banking services in an effort to minimize credit risk.

Financial instruments that potentially subject the Company to concentrations of credit risk consist of a cash account in a financial institution which, at times may exceed the Federal Depository Insurance Coverage of $250. The Company has not experienced losses on this account and management believes the Company is not exposed to significant risks on such account.

The Company uses forward-looking information in our analysis of expected credit losses for all instruments, which is limited to the carry value of cash and cash equivalents and trade receivables and other balances. Management considers the above measures to be sufficient to control the credit risk exposure

Fair Value of Financial Instruments

The fair value of the Company’s financial assets and liabilities reflects management’s estimate of amounts that the Company would have received in connection with the sale of the assets or paid in connection with the transfer of the liabilities in an orderly transaction between market participants at the measurement date. In connection with measuring the fair value of its assets and liabilities, the Company seeks to maximize the use of observable inputs (market data obtained from independent sources) and to minimize the use unobservable inputs used in order to value the assets and liabilities.

Financial instruments measured at fair value in the consolidated balance sheet are grouped into three levels of hierarchy. This grouping is determined based on the lowest level of significant inputs used in fair value measurement, as follows:

Level 1: Quoted prices in active markets for identical assets or liabilities. An active market for an asset or liability is a market in which transactions for the asset or liability occur with sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2: Observable inputs other than Level 1 inputs. Examples of Level 2 inputs include quoted prices in active markets for similar assets or liabilities and quoted prices for identical assets or liabilities in markets that are not active.

Level 3: Unobservable inputs based on our assessment of the assumptions that market participants would use in pricing the asset or liability.

As of December 31, 2024, all financial instruments are considered Level 1. The Company had no Level 2 and Level 3 financial instruments.

Commitments and Contingencies

In the normal course of business, the Company is subject to claims, lawsuits, investigations and other legal proceedings.

The Company records a liability for such matters when it is probable that a loss has been incurred and the amount of the loss can be reasonably estimated. If a loss contingency is not both probable and estimable, but is reasonably possible, the Company discloses the nature of the contingency and an estimate of the possible loss or range of loss, if such an estimate can be made.

The Company regularly evaluates the status of existing legal proceedings and consults with legal counsel to assess potential outcomes and estimates of loss.

As of December 31, 2024, there were no legal proceedings considered as probable. Refer to Note 15.

Recent Accounting Standards

Joint Ventures. On August 23, 2023, the Financial Accounting Standards Board ("FASB") issued Accounting Standard Update ("ASU") 2023-05, Business Combinations—Joint Venture Formations (Subtopic 805 - 60) (“ASU 2023-05”), which requires an entity that qualifies as either a joint venture or a corporate joint venture as defined in the FASB Accounting Standards Codification (ASC) master glossary to apply a new basis of accounting upon the formation of the joint venture. This standard will be effective for all joint venture formations with a formation date on or after January 1, 2025. A joint venture that was formed before January 1, 2025 may elect to apply the amendments retrospectively if it has sufficient information. Early adoption is permitted in any interim or annual period in which financial statements have not yet been issued or made available for issuance. We plan to adopt the standard, if applicable, and we expect the adoption of the standard will not have a material impact on our disclosures.

Crypto Assets. On December 13, 2023, the FASB issued ASU 2023-08, Intangibles - Goodwill and Other - Crypto Assets (Subtopic 350-60): Accounting for and Disclosure of Crypto Assets, which enhances the transparency and comparability of financial statements, allowing users to better assess the value of crypto assets and the risks associated with them. This standard will be effective for fiscal years beginning after December 15, 2024. Early adoption is permitted. We plan to adopt the standard, if applicable, and we expect the adoption of the standard will not have a material impact on our disclosures.

Income Taxes. On December 14, 2023, the FASB issued ASU 2023-9, Income Taxes (Topic 740): Improvements to Income Tax Disclosures (“ASU 2023-09”), which will enhance income tax disclosures. ASU 2023-09 requires among other items disaggregated information in a reporting entity’s rate reconciliation table, clarification on uncertain tax positions and the related financial statement impact as well as information on income taxes paid on a disaggregated basis. This standard will be effective for fiscal years beginning after December 15, 2024. Early adoption is permitted. We plan to adopt the standard, if applicable, and we expect the adoption of the standard will not have a material impact on our disclosures.

NOTE 3. REVENUE AND COST OF REVENUE

Revenue

The Company generates its revenue mainly from sports betting subscriptions, content syndication and performance marketing affiliate fees. Its revenue is predominantly generated from the North American market.

The Company presents disaggregated revenue by monetization type as follows:

Year ended December 31, 2024
Subscription (i)	23,606
Performance marketing	1,497
Other	28
Total revenues	25,131

(i) The amount of subscription and content is net of refund and rebates amounts to the customers during the year ended December 31, 2024 for the amount of $1,667.

Contract balances

As at December 31, 2024
Deferred revenue	2,802
The deferred revenue primarily relate to the advances received from customers for subscriptions purchased for the OddsJam.com and OpticOdds.com websites, for which revenue is recognized over time. It is expected that deferred revenue will be recognized as revenue over the next year.
The amount of $1,902 included in deferred revenue at January 1, 2024 has been recognized as revenue in 2024.

NOTE 4. OPERATING EXPENSES

Sales and marketing expenses

Year ended December 31,
2024
People costs	3,008
External marketing expenses	1,994
Share based payment expense	38
Amortization of intangible assets	20
Other	253
Total sales and marketing expenses	5,313

Technology expenses

Year ended December 31,
2024
People costs	2,304
Software and subscriptions	1,629
Share based payment expense	32
Amortization of intangible assets	7
Other	20
Total technology expenses	3,992

General and administrative expenses

Year ended December 31,
2024
People costs (1)	4,167
Professional fees	415
Consultancy fees	289
Entertainment and travelling expenses	243
Office costs	157
Share based payment expense	33
Other	30
Total general and administrative expenses	5,334

(1) People costs include remuneration paid to the founders and executives of $3,577 during the year ended December 31, 2024.

NOTE 5. CASH AND CASH EQUIVALENTS

Cash and cash equivalents include deposits held at banks. Due to their short-term nature, cash and cash equivalents are not measured at fair value because the carrying amount approximates the fair value.

Cash and cash equivalents comprise the following:

As at December 31, 2024
Cash at bank	1,141

NOTE 6. TRADE AND OTHER RECEIVABLES

As at December 31, 2024
Current
Trade receivables, net (i)	790
Prepayments	86
Deposits	21
Other receivables	56
953

The following is a summary of trade receivables, net as of year ended December 31, 2024.

As at December 31, 2024
Trade receivables, gross	813
Credit loss allowance	(23)
790

(i) Trade receivables are unsecured, interest-free and usually settled within 30 days.

NOTE 7. OTHER CURRENT ASSETS

Other current assets include cryptocurrency with a carrying amount of $127 as at year-ended December 31, 2024. During the year, the Company began accepting cryptocurrency payments in response to the needs of a small group of B2B customers with limited access to traditional banking infrastructure. As of year-end, the cryptocurrency balance sits in USD-tether, a crypto pegged to USD. Subsequent to year-end, the balance has been converted into USD for the same amount of $127 and sent to one of the Company's bank account.

NOTE 8. INTANGIBLE ASSETS

	Goodwill	Marketing and customer related assets	Other intangibles	Total
Net book amount as of January 1, 2024	201	117	13	331
Additions	—	—	50	50
Amortization charge	—	(20)	(7)	(27)
Net book amount as of December 31, 2024	201	97	56	354
Cost	201	127	65	393
Accumulated amortization	—	(30)	(9)	(39)
Net book amount as of December 31, 2024	201	97	56	354

All marketing and customer related assets and other intangibles are expected to be fully amortized in the next five fiscal years.

NOTE 9. TRADE AND OTHER PAYABLES

As at December 31, 2024
Trade Payable and Accrued liabilities, current
Trade payables (i)	635
Accruals	107
Amounts due to related parties (Note 10)	57
Other payables	94
893

(i) Trade payables balance is unsecured, interest-free and payable within 30 days.

As at December 31, 2024
Payroll and other indirect tax liability
Payroll tax (ii)	1,608
Sales tax provision	792
Other indirect tax	121
2,521
(ii) The balance was settled subsequent to year end.

NOTE 10. RELATED PARTIES

The Company’s related parties include its executive officers, directors and significant shareholders.

During the year ended December 31, 2024, there were no related party transactions other than the below:

As at December 31,
2024
Salaries paid	3,369
Dividends paid	8,274

As of December 31, 2024, the Company had the following balances due to related parties:

As at December 31,
2024
Amounts due from related parties (i)	1,673
Amounts due to related parties	57

(i) Amounts due from related parties are mainly in relation to short term receivables arising on transactions with directors - Alexander Monahan and Ankit Goyal amounting to $769 and $891 respectively.

(ii) There were no loans, guarantees, or other transactions with directors or key management personnel during the year.

NOTE 11. INCOME TAX

Year ended December 31,
2024
Current tax expense	2,099
Deferred tax benefit	(12)
2,087

The statutory income tax rate is 21%. A reconciliation of the statutory income tax to the effective income tax is as follows:

Year ended December 31
2024
Income before tax	7,825
Statutory tax at 21%	1,643
Tax effects of:
State Taxes (net)	394
Disallowed expenses	58
Other	(8)
Tax expense	2,087

For the year ended December 31, 2024, income tax relates to income generated from U.S. operations. Current tax expense attributable to income from continuing operations consists of:

Year ended December 31
2024
U.S. federal	1,593
State and local	506
2,099

Current tax liability attributable to income from continuing operations consists of:

As at December 31, 2024
U.S. federal	1,730
State and local	526
2,256

As at December 31, 2024 the income tax balance of $2,256 was fully payable. Income tax of $1,746 was settled in cash subsequent to year end.

As at January 1, 2025 and pre acquisition of the Company by Gambling.com Group PLC, the Company became eligible to gross tax allowance of $6,981. The allowances comprised of $6,099 from vested and exercised share options ahead of change of control and $882 bankers' success fees.

The 2021 -2024 fiscal years are open for tax audit.

For the year ended December 31, 2024, the components of the Company's deferred tax credit are as follows:

Year ended December 31
2024
Federal deferred	10
State deferred	2
12

Deferred tax asset consists of:

As at December 31, 2024
U.S. federal	169
State and local	39
208

The change in the deferred income tax account is as follows:

Year ended December 31
2024
Deferred tax assets as at beginning of the period	196
Credited to the statement of operations	12
Deferred tax assets as at end of the period	208

NOTE 12. COMMON SHARES

Common shares authorized by the Company amount to 20,000,000 shares and have no par value. The following table outlines common share activity for the year ended December 31, 2024:

Number of shares
Issued and outstanding ordinary shares
As of January 1, 2024	16,481,565
Issue of ordinary shares in exchange of share options exercised	160,348
As of December 31, 2024	16,641,913

Additional paid-in capital

As of December 31, 2024, additional paid-in capital has a balance of $242 primarily resulting from stock-based compensation activities during the year (Note 13).

NOTE 13. STOCK BASED COMPENSATION

The company may, from time to time, grant stock options to certain eligible employees and officers. Generally, such options are granted with a condition of continuous employment during the vesting period. The vesting period is between 2 years and 6 years.

Share options can be in the form of incentive stock options and non-statutory stock options. No amounts are paid or payable by the recipient upon receipt of the option. The options carry neither the right to dividends nor voting rights. Options may be exercised at any time after the vesting date(s) up to the date of their expiration.

Share options activity during 2024 is as follows:

	Number of shares	Weighted-average exercise price	Weighted- average remaining contractual terms (years)	Intrinsic value (in thousands)
Outstanding at January 1, 2024	3,311,673	0.14	8.70	1,640
Granted	218,098	0.48
Exercised	(172,154)	0.13
Forfeited	(196,660)	0.20
Cancelled	(234,602)	0.20
Expired	(3,333)	0.20
Outstanding at December 31, 2024	2,923,022	0.15	7.72	15,767
Exercisable at December 31, 2024	1,863,525	0.11	7.52	10,134

The weighted average grant-date fair value of options granted during the year 2024 was $0.48.

The fair value of each stock option granted for the year ended December 31, 2024, was estimated using the Black Scholes method with the following assumptions:

Risk free interest rate	4.3%
Volatility (i)	70.0%
Expected term	5 years
Exercise price , range (ii)	$0.43 - $0.85

(i) Volatility rate is based on the industry comparable.
(ii) The share price was determined using the market approach.

At December 31, 2024 there was $313 of total unrecognized compensation cost related to unvested stock options granted under the plan which was expected to be recognized over a weighted-average period of 2.73 years.

As disclosed in Note 16, the company was acquired on 1 January 2025 by Gambilng.com Limited and as part of that transaction the vested share options were settled.

NOTE 14. ACCUMULATED DEFICIT

As of December 31, 2024, outstanding accumulated deficit amounted to $4,258 which is the result of prior and current periods' results and the dividend distributed during the year.

For the year ended December 31, 2024, the Board of Directors declared a dividend of total amount $8,274 which was paid in cash.

NOTE 15. COMMITMENTS AND CONTINGENCIES

On December 27, 2024, Swish Analytics, Inc. (“Swish”) initiated a civil action in the Superior Court of the State of California (the “Court”) against subsidiaries of the Company; OddsJam, Inc. and OpticOdds, Inc., alleging misappropriation of proprietary odds information, restitution/unjust enrichment and unfair competition. Swish is seeking injunctive relief, restitution and monetary damages. The Company is unable to reasonably estimate any potential outcome of this matter. The Company believes these claims are entirely without merit and intends to vigorously defend such allegations.

NOTE 16. SUBSEQUENT EVENT

On January 1, 2025, 100% of shares of the Company were acquired by Gambling.com Group Limited ("GDC"). The name of the corporation surviving the merger is GDC Odds Holdings, Inc. The Odds Holdings shareholders received an initial merger consideration of (i) $70,000 in cash (net of holdbacks and sellers transaction expenses paid, and being subject to adjustments for cash, working capital and indebtedness, among other factors) and (ii) 708,178 GDC ordinary shares. The shareholders of Odds Holdings may benefit from an additional payment of up to a maximum of $60,000 based on their 2025 financial performance, such as an EBITDA target, and a further potential payment of up to $80,000 less the 2025 performance amount based on their 2026 financial performance. If the 2025 performance amount is less than $40,000 then it is to be paid in full by April 1, 2026. If the 2025 performance amount exceeds $40,000 then $40,000 is to be paid by April 1, 2026 and the remainder is to be paid by April 1, 2027. The 2026 performance amount shall be paid in full by April 1, 2027. GDC has the option to pay up to 50% of each of the earnout payments in GDC ordinary shares.

Subsequently to the year end, GDC Odds Holdings, OddsJam, Inc. and OpticOdds, Inc. became guarantors for the syndicated credit facility provided to GDC America Inc, GDC Media Limited and Rotowire Inc for total of $165,000.